July 7, 2011

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, DC 20549-4631

Attention: Pamela A. Long, Assistant Director

Re:	Fortune Brands Home & Security LLC

Amendment No. 2 to Registration Statement on Form 10

File No. 1-35166

Dear Ms. Long:

Fortune Brands Home & Security LLC, a Delaware limited liability company (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Company’s Registration Statement on Form 10, File No. 1-35166 (the “Amendment”), relating to the spin-off of the Company from Fortune Brands, Inc.

We are writing to respond to the comments raised in the staff’s letter to the Company dated June 22, 2011. The responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, three copies of the Amendment are enclosed and have been marked to show changes to Amendment No. 1 to Form 10, as filed with the Commission on June 15, 2011. References to page numbers in our responses are to page numbers of the preliminary information statement, which is filed as Exhibit 99.1 to the Amendment (the “Information Statement”). Capitalized terms used but not defined in this letter have the meanings assigned to them in the Information Statement.

We acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Fractional Shares, page 14

1.	Please refer to prior comment 2 in our letter dated June 2, 2011. Delete also the word “generally” here.

Response: We have deleted the word “generally” from the disclosure in response to this comment. See page 15.

Selected Financial Data, page 18

2.	Your disclosures throughout the filing present pro forma amounts calculated in two different ways, which could be confusing to readers. Please revise your filing here and throughout wherever pro forma amounts are presented to clarify which pro forma amounts are being presented. It could be helpful if the pro forma presentation starting on page 98 included a separate column for the pro forma adjustments to the income statement and balance sheet that are necessary to arrive at the pro forma amounts presented alongside the historical financial statement starting on page F-3. This column could be followed by a “pro forma subtotal” column and then present another column for “other pro forma adjustments” followed by a “pro forma as adjusted” column. Such a presentation would distinguish the different pro forma amounts from each other when they are referred to elsewhere in the filing because different captions would be used.

Response: We have revised our pro forma presentation on pages 100-102 to clarify which pro forma amounts are being presented. For the balance sheet on page 102, the “Historical” column is followed by a column entitled “Historical Adjustments” and then a “Pro Forma Subtotal” column that is the same as the pro forma column on page F-37. This subtotal is then followed by “Other Adjustments” required by Article 11 of Regulation S-X to sum to a total “Pro Forma” column. For the income statements on pages 100-101, we added historical and pro forma earnings per share amounts in the “Historical” column that match the presentation on pages F-3 and F-36.

3.	Please revise your discussion of MD&A and financial statements in the second paragraph on page 18 to address also the pro forma financial information that begins on page 98 and the capitalization table on page 42. Please refer to Instruction 2 to Item 301 of Regulation S-K.

Response: We have revised our references on page 18 to add references to the Unaudited Pro Forma Consolidated Financial Statements and Capitalization.

Intellectual property, page 50

4.	Please disclose the information that you gave us in response to comment 6 in our letter dated June 2, 2011: “…although each of the Company’s segments relies on a number of patents and patent group that, in the aggregate, provide important protections to the Company, no patent or group of patents is material to any of the Company’s segments.”

Response: We have revised the Information Statement to include this information.

Unaudited Pro Forma Consolidated Financial Statements, page 98

5.	We note your response to comment 10 from our letter dated June 2, 2011 and understand that the terms of your loan agreements are not yet finalized. We await the revisions to your filing, as requested in our prior comment, once they are finalized.

Response: We will provide the terms of the loan agreements, as requested in the staff’s prior comment letter, when they are available.

Notes to Unaudited Pro Forma Consolidated Financial Statements, page 103

6.	Please revise your discussion of adjustment (a) to disclose how you computed the amount of your pro forma interest expense adjustments to arrive at factually supportable amounts.

Response: We have revised our discussion of adjustment (a) to also disclose how we computed the amount of pro forma interest expense adjustments, as shown below:

The adjustment was based on weighted average related party net debt outstanding of $2,663.6 million and $2,282.0 million during the twelve months ended December 31, 2010 and three months ended March 31, 2011, respectively. The weighted average borrowing rate was 4.4% and 4.0% in the same periods, respectively. In the first quarter of 2011, Fortune Brands made a $2.7 billion equity contribution to the Company, capitalizing a substantial majority of the loan balances with Fortune Brands at that time.

Unaudited Pro Forma Consolidated Balance Sheet, page 102

7.	Please revise your presentation here as well as on pages 42, F-4, and F-37 to disclose the historical and pro forma number of shares authorized, issued, and outstanding. Please also revise your presentation here and on pages F-4 and F-37 to include a separate line item for common stock since the par value of common stock at least on a pro forma basis is $0.01 per share.

Response: We have revised our presentation to disclose the historical and pro forma number of shares authorized, issued and outstanding on pages 42, F-4 and F-37. We have also added a common stock line to the balance sheets on pages F-4 and F-37, as well as the pro forma balance sheet on page 102.

Please telephone me at (847) 484-4443 or, in my absence, Mark A. Roche, Senior Vice President, General Counsel and Secretary of Fortune Brands, Inc. at (847) 484-4440, if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comment to me by facsimile at (847) 484-4492.

Very truly yours,

/s/ Lauren Tashma
Lauren Tashma Assistant Secretary

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